FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                As of May 3, 2007


                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                        Form 20-F   X           Form 40-F
                                 -------                 -------

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                              Yes               No   X
                                 -------          -------


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- . -

       Tenaris to Complete Acquisition of Hydril on May 7, 2007


    LUXEMBOURG--(BUSINESS WIRE)--May 2, 2007--Tenaris S.A. (NYSE:TS) (BCBA:TS) (BMV:TS) (BI:TEN) and Hydril Company (NASDAQ:HYDL) announced today that, following the vote today by a majority of Hydril's stockholders in favor of the proposed acquisition by Tenaris, the acquisition should be completed on May 7, 2007. On that date, Tenaris will transfer to the paying agent for the transaction US$97 per share in cash for each issued and outstanding share of Hydril's common stock and Class B common stock, and a subsidiary of Tenaris will merge with and into Hydril.

    To finance the acquisition and the payment of related obligations and to refinance existing debt, Tenaris and the subsidiary that will merge with and into Hydril have entered into syndicated term loan facilities in an aggregate principal amount of US$2.0 billion. Tenaris will consolidate Hydril's balance sheet and results of operations in its consolidated financial statements from May 7, 2007.

    Tenaris is the leading global manufacturer and supplier of tubular products and related services for the world's oil and gas industry and other industrial applications. With Hydril, Tenaris will add an industry-leading supplier of high performance premium connection and pressure control products and services for the oil and gas industry.

    Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.


    CONTACT: Tenaris
             Nigel Worsnop, 1-888-300-5432
             www.tenaris.com

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing that the completion of the acquisition of Hydril on May 7, 2007.


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: May 3, 2007


                                  Tenaris, S.A.


By: /s/ Cecilia Bilesio
    -------------------
Cecilia Bilesio
Corporate Secretary